EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated March 12, 2010 relating to the consolidated financial statements of Vermilion Energy Trust (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference relating to changes in accounting principles)  and the effectiveness of Vermilion Energy Trust’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Vermilion Energy Trust for the year ended December 31, 2009.

“/s/ Deloitte & Touche LLP”

Independent Registered Chartered Accountants
Calgary, Canada
March 24, 2010